EXHIBIT 1



XOMA Contacts           Investor Contacts                  Media Contacts
Peter B. Davis          Lippert/Heilshorn & Associates     Elissa Grabowski
Ellen M. Martin         Bruce Voss (bvoss@lhai.com)        (egrabowski@lhai.com)
(510) 644-1170          Bonnie Feldman                     (212) 838-3777
                        (bfeldman@lhai.com)
                        (310) 691-7100









XOMA Completes $43 Million Common Share Financing
Berkeley, CA - June 26, 2001 -- XOMA Ltd. (Nasdaq: XOMA) today announced it has agreed to sell three million common shares in an offering underwritten by U.S. Bancorp Piper Jaffray, CIBC World Markets, Adams, Harkness & Hill and Arnhold &
S. Bleichroeder, Inc., subject to customary closing conditions, for net proceeds after expenses and fees of approximately $43.3 million.

"Our objective was to secure sufficient funding to meet our projected needs with a prudent reserve through our currently anticipated timeline for the commercialization of Xanelim," said Peter B. Davis. "We were pleased that the demand for XOMA shares enabled us to meet that objective."

XOMA develops and manufactures antibody and other protein-derived biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders and infectious diseases. Late-stage programs include a collaboration with Genentech, Inc. to develop the anti-CD11a antibody product for psoriasis (Phase III) and kidney transplant rejection (Phase I/II), and an agreement with the Baxter Healthcare Corporation to develop NEUPREX(R) (a systemic formulation of rBPI-21) for multiple indications (Phase II). Earlier stage programs include: ING-1, a Human Engineered(TM) antibody in Phase I studies in adenocarcinoma patients; and antibody, protein and peptide compounds to treat autoimmune diseases, immunological cancers, infections and retinal disorders. For more information about XOMA's pipeline and activities, please visit XOMA's web site at www.xoma.com.

Statements made in this press release related to the sufficiency of the Company's cash position, timing of clinical trials, the FDA regulatory process, collaborative relationships, other aspects of product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the timing or results of pending or future


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clinical trials, changes in the status of the Company's collaborative relationships, uncertainties regarding the legal standards applicable to biotechnology patents, and actions by the U.S. Food and Drug Administration or the U.S. Patent and Trademark Office, are discussed in the Company's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMA's prospects.